UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Top Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Kensley Drive
(No. and Street)

Inglewood	CA	90305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra D Draughan 310-677-4450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra D Draughan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Top Capital Advisors, Inc. _____ , as of December 31 _____, 20 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

_____
X

Signature

Managing Partner
_____

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los ANGELES

Subscribed and sworn to (or affirmed) before me on this 27 day of MARCH, 2020, by DEBRA D. DRAUGHAN _____, proved to me on the basis of sa~ evidence to be the person(s) who appeared before me.

Signature _____ (Seal)



HAROLD A. UTOMAKILI
COMM. # 2191377
NOTARY PUBLIC ● CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. MAY 9, 2021

Top Capital Advisors, Inc.

Financial Statements

and

Supplementary Information

For the Year Ended December 31, 2019

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Top Capital Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Top Capital Advisors, Inc. as of December 31, 2019 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Top Capital Advisors, Inc.'s management. My responsibility is to express an opinion on Top Capital Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Top Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Top Capital Advisors, Inc. auditor since 2014.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 25, 2020

Top Capital Advisors, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	48,375
Receivables		187,500
Total Assets	$	235,875

Total Liabilities and Stockholder Equity

Liabilities

FinOp payable	$	2,000
Due to shareholder		187,500
Total Liabilities		189,500

Stockholder Equity

Common Stock	200
Additional Paid in Capital	119,440
Accumulated Deficit	(73,265)
Total Stockholder Equity	46,375

Total Liabilities + Stockholder Equity	$	235,875

See accompanying notes.

Top Capital Advisors, Inc.

Statement of Operations

For the Year Ended December 31, 2019

Income

Placement Fee	$	250,000
Retainer Income		9,000
Consulting Services Fees		72,900
Reimbursed Expenses / Refunds		607
Total Income		332,507

Expenses

Salaries	237,458
Other Employee Compensation and Benefits	14,261
Regulatory Fees and Expenses	14,196
Technology and Communications	2,832
Other Expenses	33,050
Total Expenses	301,797

Net Income	**$**	**30,710**

See accompanying notes.

Top Capital Advisors, Inc.

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2019

	Common Stock	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total Stockholder Equity
	Number of Shares	Amount	Amount	Amount	Amount
Balance at December 31, 2018	200	$200	$107,940	($103,975)	$4,165
Capital Contributed			11,500		11,500
Net Income				30,710	30,710
Balance at December 31, 2019	200	$200	$119,440	($73,265)	$46,375

See accompanying notes.

Top Capital Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	30,710

Adjustments to Reconcile Net Income to Net
Cash Provided By Operating Activities:

(Increase) Decrease in:

Accounts Receivables		(187,500)

Increase (Decrease) in:

Accounts payable, accrued expenses and other liabilities		183,000
Net cash provided by operating activities		26,210

Cash Flows From Financing Activities

Shareholder contributions		11,500
Net cash provided by financing activities		11,500
Net increase in cash		37,710
Cash at Beginning of Year		10,665
Cash at End of Year	$	48,375

Supplemental Disclosures

Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

Top Capital Advisors, Inc.

Notes to Financial Statements

1 Organization and Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation. For regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations.

The Company's membership agreement allows the firm to provide private equity fund consulting and placement (of limited partnership interests) services on behalf of institutional quality private equity funds. During calendar year 2019, the firm's operations provided private equity consulting and fund placement services to private equity funds.

The Company is a broker dealer registered with the Securities and Exchange Commission (S.EC.), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Revenues may be affected by the overall activities of the financial markets and other economic risks.

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

2 Significant Accounting Policies

(a) Revenue Recognition

Effective January 1,2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

During calendar year 2019, operating revenues were comprised of consulting service fees associated with consulting services provided and a placement fee associated with an institutional placement. Consulting service fees are recognized at such time as the fees are payable under the consulting agreement. Placement fees are recognized at the time the fees are payable under the placement agreement when all performance obligations have been substantially completed.

(b) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) unless otherwise disclosed.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(d) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2019. The Company's cash is held by a major financial institution and is insured by the Federal Deposit Insurance Corporation.

(e) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company s tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities.

In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740 Income Taxes. Under that guidance the Company assesses the likelihood based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2019. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2015. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2019.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs (other expenses) are expensed as incurred.

(h) Fair Value Hierarchy

The Financial Accounting Standards Board (FASB) issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities (subject to the standard, measured and reported at fair value) are classified and disclosed in one of the following categories:

Level I—Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2— Inputs other than quoted prices included in Level I that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3—Inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see Note 6, below.

3   Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-l). The Company has elected to operate under that portion of the Rule which requires that the Company maintain' het capital' equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule.

At December 31, 2019, the Company had net capital of $46,375 which was $37,908 above the regulatory requirement net capital of $8,467. The Company had an AI/NC ratio of 273.85%. The Company did not conduct a securities business during those periods in which it was net capital deficient in 2019. Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4   Leases

As of January 1, 2019, the Company stop collecting $100 per month, on a month to month basis, for the facilities from which it conducts its operations. As a result, occupancy expenses for calendar year 2019 was $0. This development represents a policy change from 2018. when it paid $100 per month on a month-to-month basis for the facilities from which it operated.

5   Concentrations and Economic Dependency

The Company's revenues are related to work done as discussed in Note 2 above. There is no assurance of future revenues from these clients. One client accounted for 75% of 2019 total revenues and 100% of accounts receivable at December 31, 2019.

The Company maintains its cash in bank and financial institutions deposits (if any) that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. As of December 31, 2019, there were no cash equivalent balances held in any accounts that were not fully insured.

6   Fair Value

Cash, accounts receivable, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-l (e)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company s minimum net capital requirement. As of December 31, 2019, the Company was in compliance with this rule.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year ended December 31, 2019.

8   Related Party Transactions

The Company paid its principal shareholder / chief executive officer a commission in the amount of $213,690 and reimbursed her for various overhead and travel in accordance with its routine practice. Some travel related expenses are reimbursed by the client.

9   Anti-Money Laundering Program

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transactions reporting and due diligence on customers who open accounts with the Company. At December 31, 2019, the Company had such policies and procedures in place.

10   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (K)(2)(i) of the Rule and therefore is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

11   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through the date of March 25, 2020, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Top Capital Advisors, Inc.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2019

Top Capital Advisors, Inc.

Net Capital Computation

As of December 31, 2019

Schedule I

Assets	$235,875
Less Liabilities	(189,500)
Total Ownership Equity	46,375
Less Non-Allowables	-
Total Net Capital Before Haircuts & Undue Concentration	46,375
Less Haircuts	-
Less Undue Concentration	-
Net Capital	46,375
Minimum Net Capital Requirement	(8,467)
Net Capital	37,908
AI/NC Ration	273.85%
Non-AI Liabilities	62,500

Reconciliation with Company's Computation Included in Part II of Form X-17A-5

As of December 31, 2019

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1:

Net Capital as reported in Company's Part II unaudited Focus Report	$46,375
Net Capital, per above	46,375
Difference	$0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2019.

Top Capital Advisors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

For the Year Ended December 31, 2019

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Top Capital Advisors, Inc. in my opinion no material differences exist which would materially affect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Top Capital Advisors, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Top Capital Advisors, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.00.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To: The Stockholder

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Top Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Top Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Top Capital Advisors, Inc. stated that Top Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Top Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Top Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 25, 2020

Top Capital Advisors, Inc.
3620 Kensley Drive
Inglewood, CA 90305
(310) 677-4450

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Top Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240. 17a-5(d)(l) and (4).

To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.P.R. 5240.] 5c3-3 under the following provisions of 17 C.P.R. 5240. 15c3-3(k)(2)(i).

(2)   The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Top Capital Advisors, Inc.

I, Debra D Draughan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BY:
_____
Debra D. Draughan

Title: Managing Partner